Exhibit 99.1

Amsterdam, 18 January 2023

Just Eat Takeaway.com Q4 2022 Trading Update

Adjusted EBITDA1 accelerates to approximately €150 million in H2 2022

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby issues a trading update for the fourth quarter of 2022.

Jitse Groen, CEO of Just Eat Takeaway.com said: “Our focus on profitability resulted in a material improvement in Adjusted EBITDA, from minus €134 million in the first six months of 2022 to approximately €150 million positive in the second half of the year. Our improved profitability and strong capital position strengthen our business for further growth and underpin our ability to both deliver on our Adjusted EBITDA targets and invest in food and non-food adjacencies.”

	Fourth Quarter				Full Year[1]
(in millions)	2022	2021	Change	Constant Currency	2022	2021	Change	Constant Currency
Orders
North America	77.0	91.6	-16%		327.1	373.9	-13%
Northern Europe [2]	72.0	77.2	-7%		288.0	295.9	-3%
UK and Ireland	65.4	72.9	-10%		260.3	288.8	-10%
Southern Europe and ANZ [3]	25.4	32.0	-21%		109.2	127.7	-15%
Total Orders	239.8	273.7	-12%		984.5	1,086.4	-9%
GTV[4]
North America	2,858	2,928	-2%	-11%	11,626	11,501	1%	-9%
Northern Europe [2]	1,948	1,884	3%	3%	7,430	7,190	3%	3%
UK and Ireland	1,695	1,741	-3%	0%	6,553	6,647	-1%	-2%
Southern Europe and ANZ [3]	608	713	-15%	-15%	2,610	2,840	-8%	-11%
Total GTV	7,109	7,265	-2%	-6%	28,220	28,178	0%	-5%

1 The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the full year.

2 The discontinued operations in Norway were excluded from 1 January 2022. On a like-for-like basis, the Northern Europe Order change was -7% for Q4 2022 and was - 3% FY. On a like-for-like basis, Northern Europe GTV change was 4% in Q4 2022 and was 4% FY.

3 The discontinued operations in Portugal and Romania were excluded from 1 January 2022. On a like-for-like basis, the Southern Europe and ANZ Order change was -19% for Q4 2022 and was -13% FY. On a like-for-like basis, Southern Europe and ANZ GTV change was -14% in Q4 2022 and was -7% FY.

4 Gross Transaction Value (GTV) represents the total value of orders placed on our platform, including taxes, tips and any applicable consumer fees.

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Just Eat Takeaway.com generated Adjusted EBITDA amounting to approximately €150 million (or 1.1% of GTV) in H2 2022, representing a material improvement from minus €134 million in H1 2022, driven by improved Revenue per Order, Delivery costs per Order and Overheads & Opex. Full year Adjusted EBITDA improved to approximately €16 million in 2022 from minus €350 million in 2021. The largest absolute contributions to the second half improvement were driven by North America, Southern Europe and ANZ, and UK and Ireland.

•	Full year 2022 GTV was stable compared with €28.2 billion in the prior year, driven by a higher Average Transaction Value and positive FX movements, which offset lower Order volumes.

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Adjusted EBITDA is defined as operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition and integration related expenses and other items not directly related to underlying operating performance. This also excludes the discontinued operations in Norway, Portugal and Romania.

•

Three out of the four operating segments returned to sequential Order growth from August 2022 onwards, while the pandemic continued to affect the year-on-year comparison. This reversal was less pronounced in Southern Europe and ANZ because of the inverse seasonality in ANZ. The Order decline in North America decelerated in Q4 2022.

•

Management will maintain focus on profitability and expects to deliver a positive Adjusted EBITDA of approximately €225 million in 2023. This guidance includes additional investments in food and non-food adjacencies and wage costs inflation, and takes into account an uncertain macro-economic environment. Growth in 2023 is expected to be skewed towards the end of the year, given the lower absolute Order level of H2 2022 versus H1 2022. The long-term objectives for Just Eat Takeaway.com remain unchanged.

•	The disposal of the iFood stake for the initial consideration of €1.5 billion completed in November 2022.
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Management, together with its advisers, continues to actively explore the partial or full sale of Grubhub. There can be no certainty that any such strategic actions will be agreed or what the timing of such agreements will be. Further announcements will be made as and when appropriate.

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO

Joerg Gerbig, COO

Andrew Kenny, CCO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland.

Analyst and investor conference call and audio webcast

Jitse Groen, Brent Wissink, Joerg Gerbig and Andrew Kenny will host an analyst and investor conference call to discuss the Q4 2022 trading update at 10:30 am CET on Wednesday 18 January 2023. Members of the

investor community can follow the audio webcast on https://www.justeattakeaway.com/investors/results-and-reports/.

Media and wires call

Jitse Groen will host a media and wires call to discuss the Q4 2022 trading update at 8:30 am CET on Wednesday 18 January 2023. Members of the press can join the conference call at +31 (0)20 708 5073 or     +44 (0)33 0551 0200.

Additional information on https://justeattakeaway.com

●	Just Eat Takeaway.com Analyst Presentation Q4 2022

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Unaudited figures

All figures in this document are unaudited.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

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